May 25, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Maryse Mills-Apenteng Division of Corporate Finance

Re:	AlphaPoint Technology, Inc. ("the Company") Registration Statement on Form S-1/A-2 File No. 333-173028 Filed May 2, 2011

Dear Ms. Maryse Mills-Apenteng:

In response to your letter of May 13, 2011 addressed to the Company with your comments on the Company’s Registration Statement on Form S-1, filed May 2, 2011 we herewith transmit the Company’s Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.  Finally,

Summary Information

Use of Proceeds, page 2

1.

Please revise the statement that reads “The maximum proceeds from the offering ($200,000) is intended to satisfy the forecasted 2011 revenue projection estimate of $900,000.” It appears that you no longer discuss this projected revenue amount anywhere in your filing. Inclusion of this unsupported revenue projection in the summary section does not appear to be appropriate. Please revise or remove this reference from the summary.

RESPONSE:

We revised our disclosure to remove reference to forecasted 2011 revenue projection estimate of $900,000.

Risk Factors

Current Deficiencies of Liquidity and Capital Resources, page 5

2.

As drafted, this risk factor subheading is in the form of a title and should be in the form of a statement highlighting the specific liquidity risk you have identified. Please revise the subheading so that it specifically discloses the number of months your current cash resources will fund and revise the text to discuss in material detail the amount needed in addition to your current cash resources to complete 12 months of operations. In addition, disclose here any other identified sources of funding. If you have not identified sources of funding sufficient to meet the shortfall, please include disclosure to this effect.

RESPONSE:

We revised our disclosure.

The Selling Security Holders, page 13

3.

We note your response to prior comment 8 and we reissue that comment. First, as you know, the disclosure in the recent sales section does not form part of the prospectus. In addition, as noted in your response, a discussion of the material relationship between the selling security holder and the issuer is required disclosure under Item 507 of Regulation S-K. As previously indicated, we view the information regarding the transaction in which the shares were issued, and the terms of the transaction, as part of the material relationship between the selling security holders and the issuer, which is required to be disclosed. Please include in this section a discussion of each transaction, including the terms of each transaction, in which shares were issued to each selling security holder listed in the table.

RESPONSE

We revised our disclosure to state that each selling security holder executed a subscription agreement, equivalent to the subscription agreement being used in the Offering, and purchased the 1,000,000 shares for the price of $1,000.00.

Management, page 21

4.

Please revise to include all of the information required by Item 401(e) of Regulation S-K. Specifically, we note that you have not included an individualized discussion of the specific experience, qualifications, attributes or skills that led to the conclusion regarding why each per serving on the board should serve as a director.

RESPONSE:

We revised our disclosure to include all of the information required by Item 401(e) of Regulation S-K and have included an individualized discussion of the specific experience, qualifications, attributes or skills each individual serving on the board.

Research and Development, page 25

5.	Your disclosure regarding the amounts spent on R&D in 2009 and 2010 both here and in MD&A do not appear to be consistent with the financial statements (refer to page F-4). Please advise.

RESPONSE

Our reference to the amount of costs incurred included amounts that were capitalized for 2010 and was in error excluding an expense account in 2011.  Our amendment will be restated as follows:

During the prior two years we spent approximately $123,805 and $678 in research and development costs for the years 2010 and 2009, respectively, excluding costs which qualified for capitalization for the year 2009.

This change will also be corrected, for consistency, in the MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, Results of Operations and Liquidity, Capital Resources and Research and Development Expenses sections.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

6.

We note your revisions in response to prior comment 18 and we reissue our comment.  Please revise to disclose the number of months of operations your current cash resources will fund and disclose the estimated amount of funds that you will need to continue operations for a 12-month period. Include disclosure regarding what management’s plans are with regard to meeting the anticipated shortfall. To the extent management has no specific plans to raise the funds needed, please include disclosure to this effect.

RESPONSE:

We revised our disclosure.

Projected 5 Year Financial Projection Information, page 32

7.

We note that although you have removed the projected income statements, balance sheets and cash flow statements for the future five year period, there remains a narrative discussion of “Income Statements 5 Year Projection” which states your projection of $68.5 million in revenue in Year 5 along with projections for forecasted net income, gross margin and operating margin. Although you refer to “numerous assumptions” throughout this section, you offer no indication of what specifically those assumptions are. As the narrative discussion contains the same information which you removed we believe it should also be removed unless you are able to provide disclosures showing a reasonable basis for your projected future performance. We again note that it does not appear that you have a history of operations or experience sufficient to meet the “reasonable basis” requirement. Please tell us if there is another reasonable basis on which you have projected these amounts. If no such basis exists, please remove the projection narratives from your filing.

RESPONSE:

We revised our disclosure to remove the narrative discussion of “Income Statements 5 Year Projection”, and numerous assumptions.

Security Ownership of Certain Beneficial Owners, page 37

8.	Please revise the beneficial ownership table to comply with the requirements of Item 403 of Regulation S-K. Specifically, please address the following:

•	Provide the address for each beneficial owner.

•	Disclose the amount and nature of beneficial ownership and percentage of class for the directors and executive officers as a group, without naming them.

RESPONSE

We revised our disclosure to provide the address for each beneficial owner and disclose the amount and nature of beneficial ownership and percentage of class for the directors and officers as a group.

Certain Relationships and Related Transactions, page 38

9.	We note your revisions in response to prior comment 20 and we reissue our comment, in part. Please address the following disclosure requirements of Item 404(d) of Regulation S-K:

•	Please tell us whether any advances, or any portion of the advances discussed in this section, were made during the fiscal year ended December 31, 2009. If so, provide the required disclosure.

RESPONSE

We are including the comparative loan balance information, in compliance with Item 404(d) of Regulation S-K.  We will amend our filing as follows:

We received advances in the amount of$390,545 and $308, 400 for the years ended December 31, 2010 and 2009, respectively, to fund our operating needs.  The accumulation of these advances were in the amount of $ 716,556 and $326,011 as of December 31, 2010 and 2009, respectively. The amounts were comprised of $146,406 and $107,061 as of December 31, 2010 and 2009, respectively, from Gary Macleod, the majority shareholder; $290,150 and $143,950 as of December 31, 2010 and 2009, respectively, from Marion LaSala, a beneficial shareholder; and $280,000 and $75,000 as of December 31, 2010 and 2009, respectively, from AJL Inc., a company owned by the husband of Marion LaSala.  These obligations have not been formalized by promissory notes or other writing.  Terms have not been defined; however, the Company recognizes the nature of the financing and is accruing interest at the lowest legal interest rate, the Applicable Federal Rate, currently at 2.72% interest rate.  There are no other relationships or related party transactions.  There were no repayments during the years ended December 31, 2010 and 2009.

•	Please tell us whether any portion of any advances made within the last two completed fiscal years have been repaid. If so, provide the required disclosure.

RESPONSE

There were no repayments of any amounts during December 31, 2010 and 2009.  Our disclosure, above, includes a statement.

•

State the names of the promoters, as defined in Rule 405 of Regulation C, and disclose the nature and amount of anything of value received or to be received by each promoter, directly or indirectly from the registrant, as well as any assets, services or other consideration received or to be received by the registrant. Refer to paragraph (c) of Item 404 of Regulation S-K.

RESPONSE

We added the following statement to our disclosure:

In exchange for their initial investment of $300,000 and contribution of intellectual property, and for founding and organizing our Company, Directors Gary Macleod, Paul Avery and John Satta, promoters as defined in Rule 405 of Regulation C, received 15,000,000; 9,000,000; and 9,000,000 shares of stock, respectively.

In addition, it appears that risk factor disclosure may be warranted with regard to the oral agreements relating to advances whose terms are undefined.

RESPONSE

We revised added the risk factor titled: “SINCE THERE ARE NO WRITTEN AGREEMENT TO PAY BACK THE ADVANCES WE RECEIVED IN 2009 AND 2010, WE COULD BE SUBJECT TO LITIGATION FOR REPAYMENT.”

Part II

Recent Sales of Unregistered Securities, page II-1

10.

Refer to prior comment 23. We note your statement in paragraph (c) that “each individual is considered educated and informed concerning small investments, such as the $1,000.00 investment in our Company.” This statement does not appear to satisfy the requirements of Item 701(d) of Regulation S-K. Please revise your disclosure with respect to this transaction, and for each transaction involving the sale of unregistered issuances where you relied upon Section 4(2) of the Securities Act, to indicate whether the purchasers were accredited or sophisticated and, if the latter, the specific information afforded to them.

RESPONSE

We revised our disclosure to state the each purchaser is an “accredited investor” as that term is defined in Rule 501 of the Rules promulgated under the Securities Act of 1933, as amended.

Accounts Receivable, Credit, page F-8

11.

We note the changes made to your liquidity and capital resources disclosures on page 28, however, we note no corresponding changes within your footnote disclosure on page F-8 as requested in prior comment 21. Please revise your footnote disclosure as previously requested.

RESPONSE

Our financial statement footnote Note 1, Summary of Significant Accounting Policies, subsection on Accounts Receivable, will be amended to reflect our statement in the liquidity and capital resource section, as follows:

Our sales offerings are customer specific, based on contract.  Generally, our installation projects are short term.  Our invoicing and credit terms are standard, with a negotiated amount as a down payment, generally 33-50%, to be received by the installation date, balance payable within 30 days.  The significance of our requested down payment is weighted in our revenue recognition considerations, as is our contracts.  We do not have a long history of sales and therefore consider creditworthiness of our customer in our revenue recognition (when collections are reasonably assured).  We have not experienced any bad debts or allowances on our contracted pricings.

12.

Further, tell us and disclose the amount of the down payment, or the range of down payments if the differ from customer to customer, required at installation and that the total remaining balance is due within 30 days.

RESPONSE

We added the following disclosure right below the disclosure added in response to Comment 11, above:

Our projects are of short term duration; therefore, upon the signed contract and the receipt of the down payment, our projects are completed, generally within a business week.  Our contract is invoiced completely at completion.  We base our down payment requests on a customer by customer basis.   Our projects have ranged from $20,000 to approximately $55,000.  Payment terms are negotiated and agreed by the President.  We may extend credit on the full contract, depending on the customer.

We included a percentage range that we typically request, see response to Comment 11.

Revenue recognition, page F-9

13.

We understand from your response to prior comment 22 that management has assigned a list price to the software element of your multiple element arrangements based upon what management believes to be “market value.” Paragraph 6b of ASC 985-605-25 requires that “for an element not yet being sold separately….it must be probable that the price, once established, will not change before the separate introduction to the marketplace.” It appears from your response and disclosure that you have previously sold the software product separately because it has never been sold without the related maintenance (PCS) element. If true, pursuant to paragraph 6a, you have not demonstrated that you can establish VSOE for the software element. Further, it appears that you cannot establish VSOE for PCS, the only undelivered element, and therefore the entire fee should be recognized ratably over the maintenance term of one year from the date of installation. Please provide us with an analysis of your recognition of revenue by quarter, as reported, and what revenue recognition using the model described above would have been, and the differences in each period, if any. If you have questions or comments on the financial statements and related matters, please

RESPONSE

Although we have sold our product with a maintenance contract, these offerings have not been bundled.  The normal negotiation is always the price of the software.  Our pricing for our software has remained stable for our limited number of sales. Our pricing model for our software is solely based on the number of assets (“per asset fee”) the purchasing Company is to input at the time of purchase. Management believes that the prices established will not change when introduced separately, since it is strictly based on the number of assets to be entered. Our installations, training and maintenance, is always additive and never bundled.  We believe we have established our price for the purposes of VSOE.  Below is a listing of our revenue recognized during 2010 (there were no sales in 2009) under our recognition, compared to ratably recognizing over the term of our maintenance life.  Additionally, we have sold our maintenance services (renewed) separately.

	Q1	Q2	Q3	Q4	TOTAL

Customer 1	17,917	625	625	625	19,792
Customer 2				26,085	26,085
Customer 3				47,055	47,055
as reported	17,917	625	625	73,766	92,932

Customer 1	3,333	5,000	5,000	5,000	18,333
Customer 2				2,080	2,080
Customer 3				4,559	4,559
ratably recognized	3,333	5,000	5,000	11,639	24,972

Additionally, we believe that we have met the requirements of VSOE and furthermore the exception that exist under ACS 985-605-25-10b, where the services to be provided do not involve significant production, modification or customization; therefore the fee is recognized over the period which the services are expected to be performed (software component is recognized on delivery, maintenance is deferred).

This information has been in response to your Comment 13.  We have not changed our footnote disclosure, since we believe our treatment is within the guidelines of the interpretation of ACS 985-605.

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile (941).531-4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosure(s):

1.   AlphaPoint Technology, Inc. Form S-1/A-2 Registration Statement